SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                         AMENDMENT NO. 1
                               TO
                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


               Entergy Power Europe Holding, Ltd.
                  ____________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.           Thomas C. Havens, Esq.
General Counsel                     Jones, Day, Reavis & Pogue
Entergy Wholesale Operations        599 Lexington Avenue
20 Greenway Plaza                   New York, New York 10022
Suite 1025
Houston, Texas  77046

        Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Entergy Power Europe Holding, Ltd. ("EPEH") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

               Entergy Power Europe Holding, Ltd.
               c/o Caledonian Bank & Trust Ltd.
               Caledonian House
               Jennett Street
               P.O. Box 1043
               Grand Cayman, Cayman Islands BWI

     EPEH claims an exemption from the Act as a FUCO by virtue of its direct ownership interest in Entergy Power Damhead Creek Holding II, Ltd., an indirect, wholly-owned subsidiary of Entergy, which was formed to acquire and hold Entergy's interest in Damhead Creek Limited, an English private limited company ("DCL"). DCL owns a gas-fired, combined cycle electric generating facility in the County of Kent, England (the "Facility"). The Facility consists of two gas-fired turbines and one steam turbine, and related auxiliary equipment. The Facility has a generating capacity of approximately 792 MW (at average site conditions).

     No   persons  (other  than  Entergy  and  its  subsidiaries)
currently own a 5% or more voting interest in EPEH.

Item 2. Domestic Associate Public-Utility Companies of EPEH and their Relationship to EPEH.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of EPEH: Entergy Arkansas, Inc. ("Entergy
Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPEH.


EXHIBIT A.     State Certification.

          Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                ENTERGY POWER DEVELOPMENT
                                CORPORATION


                                By: /s/ Robert A. Malone
                                    Robert A. Malone
                                    Vice President

Dated:  December 19, 2001